Arbol

Profit and Loss

January - December 2022

	TOTAL
Income	
Management Fee Revenue	5,907.03
Uncategorized Income	
Grants	25,000.00
Reimbursement	177.48
Total Uncategorized Income	**25,177.48**
Total Income	**$31,084.51**
GROSS PROFIT	**$31,084.51**
Expenses	
Advertising & marketing	
Business Development	150.00
Event Marketing	6,043.85
Influencer Marketing	2,000.00
Market Research	1,005.94
Marketing Collateral	6,100.00
Paid Ads	436.67
Total Advertising & marketing	**15,736.46**
Contract labor	
Event Planner & Marketing Contract Labor	5,345.00
General Contract Labor	53,704.55
Grant Writer Contract Labor	6,375.00
UX Contract Labor	9,359.20
Total Contract labor	**74,783.75**
Contributions to charities	18,085.80
General business expenses	
Bank fees & service charges	102.50
Total General business expenses	**102.50**
Legal & accounting services	
Legal Fees	548.50
Total Legal & accounting services	**548.50**
Meals	
Meals with clients	1,534.33
Travel meals	162.63
Total Meals	**1,696.96**
Office expenses	
Merchandise	1,165.97
Office supplies	110.59
Software & apps	3,415.87
Total Office expenses	**4,692.43**

Arbol

Profit and Loss

January - December 2022

	TOTAL
R&D	99.00
Engineering Contract Labor	20,000.00
Product Consultant	1,086.00
Product Development	2,902.54
Total R&D	**24,087.54**
Rent	4,234.34
Travel	
Airfare	1,629.49
Hotels	525.70
Parking	51.35
Taxis or shared rides	185.11
Total Travel	**2,391.65**
Uncategorized Expense	
Student Expenses	7,118.60
Total Uncategorized Expense	**7,118.60**
Total Expenses	**$153,478.53**
NET OPERATING INCOME	**$ -122,394.02**
NET INCOME	**$ -122,394.02**